Exhibit (a)(5)(vii)

HIFN, INC.

Notice to Holders of Stock Options and/or Restricted Stock Units

March 30, 2009

Dear Hifn Option Holder and/or Restricted Stock Holder:

On February 23, 2009, hi/fn, inc. (“Hifn” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Exar Corporation (“Exar”) and Hybrid Acquisition Corp. (the “Purchaser”). The Purchaser has made an offer to purchase each outstanding share of common stock of the Company (“Hifn Common Stock”) for either (i) $4.00 in cash, without interest (the “Cash Consideration”) or (ii) $1.60 in cash, without interest, and .3529 shares of Exar common stock (the “Mixed Consideration”) subject to specific election procedures (the “Offer”). Unless extended, the Offer will expire at 12:00 midnight, New York City time at the end of April 2, 2009 (the “Offer Closing”). If enough shares are tendered in the Offer and other conditions are satisfied, Purchaser will merge into the Company, and the Company will become a wholly-owned subsidiary of Exar (the “Merger”). The Merger is anticipated to close the day after the Offer Closing on April 3, 2009 (the “Merger Closing”).

You are receiving this letter because you are (or were) an employee of the Company that has been issued options (“Options”) to purchase shares of Hifn Common Stock or restricted stock units (“RSUs”) to acquire shares of Hifn Common Stock under the Company’s Amended and Restated Nonstatuatory 2001 Stock Option Plan, or the Amended and Restated 1996 Equity Incentive Plan (individually, the “2001 Plan” and the “1996 Plan,” respectively, and collectively, the “Plans”).

Please read this notice carefully. Your Options will be treated differently, depending upon the Plans under which they were granted, and failure to act may result in you losing potential value under your Options and/or RSUs.

The following describes the treatment of Options and RSUs in connection with the Merger.

Options Granted Under the 2001 Plan

Exar will not assume options granted under the 2001 Plan (“2001 Options”). Under the terms of the 2001 Plan, because Exar will not assume 2001 Options, all outstanding unvested 2001 Options will fully vest and become exercisable as of the date of the Offer Closing. You have the opportunity to elect to exercise your vested 2001 Options (including those subject to acceleration) on a contingent basis, subject to the occurrence of the Merger Closing. 2001 Options (including those subject to acceleration) exercised on a contingent basis will be “net exercised” for a number of shares of Common Stock equal to (A) the product of (i) the number of shares of Hifn Common Stock subject to your 2001 Options times (ii) the amount, if any, by which the closing share price of Hifn Common Stock on April 2, 2009 (“April 2nd Price”) exceeds the per share exercise price of your 2001 Options, divided by (B) the April 2nd Price. This means that, if the exercise price of your 2001 Option exceeds the April 2nd Price, you will not receive any shares of Hifn Common Stock for that 2001 Option, using the contingent exercise method. To the extent applicable taxes are required to be withheld, additional shares of Hifn Common Stock will be retained (prior to receiving the Mixed Consideration in exchange for your shares) to satisfy the payment of such taxes.

Unvested Options subject to acceleration may only be exercised on a contingent basis. Vested 2001 Options may be exercised either on a contingent basis or on a standard basis as set forth below in the section entitled “Exercising Your Options.” To the extent 2001 Options are not exercised in any manner, such 2001 Options will be cancelled and terminated, effective upon the Merger Closing.

Please be aware that Exar may ask you to waive any right you have to acceleration under the 2001 Plan in connection with an offer of employment with Exar following the Merger Closing.

Options Granted Under the 1996 Plan

Exar will not assume options granted under the 1996 Plan (“1996 Options”). Under the terms of the 1996 Plan, the vesting of all outstanding unvested 1996 Options will not automatically accelerate and become exercisable as of the date of the Offer Closing. Only unvested 1996 Options held by persons who have individual agreements with the Company will accelerate as of the date of the Offer Closing pursuant to the terms of such individual agreements. You have the opportunity to elect to exercise your vested 1996 Options (including those subject to acceleration pursuant to individual agreements) on a contingent basis, subject to the occurrence of the Merger Closing. 1996 Options (including those subject to acceleration pursuant to individual agreements) exercised on a contingent basis will be “net exercised” for a number of shares of Common Stock equal to (A) the product of (i) the number of shares of Hifn Common Stock subject to your 1996 Options, times (ii) the amount, if any, by which the April 2nd Price exceeds the per share exercise price of your 1996 Options, divided by (B) the April 2nd Price. This means that, if the exercise price of your 1996 Option exceeds the April 2nd Price, you will not receive any shares of Hifn Common Stock for that 1996 Option, using the contingent exercise method. To the extent applicable taxes are required to be withheld, additional shares of Hifn Common Stock will be retained (prior to receiving the Mixed Consideration in exchange for your shares) to satisfy the payment of such taxes.

All unvested 1996 Options will be cancelled and terminated, effective upon the Merger Closing. To the extent vested 1996 Options (including those subject to acceleration pursuant to individual agreements) are not exercised in any manner, such 1996 Options will be cancelled and terminated, effective upon the Merger Closing.

Please be aware that Exar may ask you to waive any right you have to acceleration of such 1996 Options in connection with an offer of employment with Exar following the Merger Closing.

RSUs Granted Under the 1996 Plan

Exar will not assume RSUs granted under the 1996 Plan. Under the terms of the 1996 Plan, the vesting of all outstanding unvested RSUs will not automatically accelerate as of the date of the Offer Closing. Only unvested RSUs held by persons who have individual agreements with the Company will accelerate as of the date of the Offer Closing pursuant to the terms of such individual agreements. If the vesting of your RSUs will accelerate pursuant to the terms of your agreement with the Company, your RSUs will automatically settle upon such acceleration of vesting, subject to the occurrence of the Merger Closing, for a number of shares of Common Stock equal to (A) the product of (i) the number of shares of Hifn Common Stock subject to your RSU, times (ii) the amount, if any, by which the April 2nd Price exceeds the per share strike price of your RSU, divided by (B) the April 2nd Price. To the extent applicable taxes are required to be withheld, additional shares of Hifn Common Stock will be retained (prior to receiving the Mixed Consideration in exchange for your shares) to satisfy the payment of such taxes.

All unvested RSUs not subject to acceleration will be cancelled and terminated, effective upon the Merger Closing.

Please be aware that Exar may ask you to waive any right you have to acceleration of such RSUs in connection with an offer of employment with Exar following the Merger Closing.

Choices regarding your Options

You have three choices regarding what you may do with respect to your 2001 Options and 1996 Options.

1.	You may exercise any vested Options (2001 Options and/or 1996 Options) you currently hold (via E*Trade or by paying the exercise price via check to the Company).

2.	You may contingently exercise any vested Options (including any unvested 2001 Options and/or unvested 1996 Options subject to acceleration) now, with such exercise to be effective immediately prior to the Merger Closing. Your exercise will be contingent upon (A) the occurrence of the Offer Closing, and (B) the occurrence of the Merger Closing.

3.	You may do nothing and your Options (2001 Options and/or 1996 Options) will be terminated and cancelled. You will receive nothing for your Options.

Exercising your Options

Contingent Exercise. If you wish to exercise any of your Options (including any Options subject to acceleration) now through a contingent exercise, you must complete and return the attached contingent exercise election form to Louis van Zijl at the Company not later than 1:00 p.m. Pacific Daylight Time on Thursday, April 2, 2009. If you exercise your Options by the contingent exercise method, you will receive shares of Hifn Common Stock. However, these shares will not have the opportunity to be tendered in the Offer. You will receive the Mixed Consideration in exchange for your shares of Hifn Common Stock. Unvested Options subject to acceleration may only be exercised on a contingent basis. If the exercise price of your Option exceeds the April 2nd Price, you will not receive any shares of Hifn Common Stock for your Option, using the contingent exercise method.

Standard Exercise via E*Trade. If you would like to participate in the Offer, you must exercise any vested Options you currently hold not later than 5:00 p.m. Pacific Daylight Time on Monday, March 30, 2009 using E*Trade. If you exercise your vested Options using E*Trade, you will receive shares of Hifn Common Stock based on the price per share on the open market as of the day you exercise such Options. You will have the opportunity to tender the shares of Hifn Common Stock you will receive upon exercise of such Options in the Offer and elect to receive either the Cash Consideration or Mixed Consideration in exchange for such shares. If you exercise your vested Options and the issuance of the underlying shares of Hifn Common Stock takes longer than expected, you might not be able to participate in the Offer with respect to those shares, but you will receive the Mixed Consideration in exchange for those shares.

If you do not wish to participate in the Offer, you may still use E*Trade to exercise your vested Options. You must do so no later than 5:00 p.m. Pacific Daylight Time on Thursday, April 2, 2009. You will receive shares of Hifn Common Stock based on the price per share on the open market as of the day you exercise such Options, and you will receive the Mixed Consideration in exchange for your shares of Hifn Common Stock.

Standard Exercise via the Company. If you do not wish to use E*Trade to exercise your vested Options, you may exercise your Options (including any 2001 Options and/or 1996 Options subject to acceleration) by completing the form of Notice of Exercise attached to your Stock Option Agreement and by writing a check payable to the Company for the aggregate exercise price of such Options and any applicable withholding taxes. You must exercise such Options not later than 5:00 p.m. Pacific Daylight Time on Thursday April 2, 2009. You will receive shares of Hifn Common Stock upon the exercise of such Option, however these shares will not have the opportunity to be tendered in the Offer. You will receive the Mixed Consideration in exchange for your shares of Hifn Common Stock.

Failure to Exercise. If you do not exercise your Options before 5:00 p.m. Pacific Daylight Time on Thursday, April 2, 2009, your Options will be cancelled and terminated in connection with the Merger Closing.

In determining whether it is economically beneficial to exercise any Option, you should compare the exercise price of the Option with the value of the shares of Hifn Common Stock you would receive upon exercise. Your choices are:

1.	Exercise your Options and sell the shares of Hifn Common Stock received upon exercise of your Options on the open market before the Offer expires (for example, on March 27 the Hifn Common Stock closed at $3.95 per share).

2.	Exercise your vested Options no later than March 30 and tender the shares of Hifn Common Stock received upon exercise of your Options in the Offer, for either

•	$1.60 in cash and 0.3529 shares of Exar common stock, or

•	$4.00 in cash.

3.	Exercise your Options using the contingent exercise method and receive $1.60 in cash and 0.3529 shares of Exar common stock as a result of the Merger Closing.

Based on the March 27 closing price of Exar common stock ($6.17 per share), the mix of cash and Exar common stock would have been worth $3.77 per share. At prices of Exar common stock above $6.80 per share, the mixed consideration ($1.60 in cash and 0.3529 shares of Exar common stock) would be worth more than $4.00 per share.

If you have any questions, please contact Louis van Zijl, the Company’s Corporate Finance Director, at 408.399.3529 or by
e-mail at lvanzijl@hifn.com.

Sincerely,

hi/fn, inc.

ELECTION FORM

CONTINGENT EXERCISE OF OPTIONS ELECTION FORM

To: Hifn Stock Administration

I hereby elect, by my signature below, to contingently exercise my Options; provided that this election shall become effective immediately prior to the effective time (the “Effective Time”) of the acquisition of hi/fn, inc. (the “Company”) by Exar Corporation (“Exar”) (the “Merger”) as contemplated by the Agreement and Plan of Merger among the Company, Exar and Hybrid Acquisition Corp. (the “Purchaser”) dated February 23, 2009 (the “Merger Agreement”). This election is conditioned upon the Merger occurring following the completion of the Purchaser’s offer to purchase shares of common stock of the Company. In the event the Merger is not ultimately completed, this election form shall be null and void and of no force or effect. In such event, my outstanding and unexercised options will remain outstanding as options to purchase shares of Hifn Common Stock and will retain their original terms and conditions as set out in my stock option agreement, including their original vesting schedule.

I understand that I must return this fully completed election form to the Company by not later than 1:00 p.m. Pacific Daylight Time on Thursday, April 2, 2009, at which time my election to contingently exercise becomes irrevocable.

I hereby confirm to the Company that Exhibit 1 attached hereto is a complete and accurate list of all Options granted to me that that I wish to contingently exercise and that are outstanding and unexercised on the date hereof.

Signature of Optionee:

Name of Optionee:
(Please Print)

Date:

EXHIBIT 1

OPTIONS TO BE CONTINGENTLY EXERCISED

Name of Optionee:

                    (Please Print)

Grant Number	Grant Date	ISO or NSO	Plan Under Which Option Was Granted	Number of Options To Be Contingently Exercised